EXHIBIT 99.2

REPORT ON VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Shareholders of Seabridge Gold Inc., held on June 27, 2017, and the outcome:

Election of Directors

Director	Votes For	Votes Withheld	In Favour
A. Frederick Banfield	17,900,964	1,066,698	94.38
Rudi P. Fronk	18,741,502	226,160	98.81
Eliseo Gonzalez-Urien	18,736,577	231,085	98.78
Richard C. Kraus	18,738,110	229,552	98.79
Jay S. Layman	18,746,558	221,104	98.83
John W. Sabine	18,752,140	215,522	98.86
Gary A. Sugar	18,740,922	226,740	98.80

Description of Other Matters Voted Upon	Outcome of Vote
Fixing the number of directors of the Company at seven.	Resolution approved.
The reappointment of KPMG LLP as auditor of the corporation for the ensuing year.	Resolution approved.
The Authorization of the directors to fix the auditors remuneration.	Resolution approved.
Approval, by disinterested shareholders, of option grants to directors.	Resolution approved.

All resolutions were approved by a show of hands.

DATED at Toronto, Ontario on June 28, 2017.

SEABRIDGE GOLD INC.

Per:	“C. Bruce Scott” .
C. Bruce Scott
Vice President, Corporate Affairs and Corporate Secretary